UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
315721100
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
July 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF		8,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		2,561,301
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		8,000,000
	10	SHARED DISPOSITIVE POWER 2,561,301
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,561,301
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 315721100	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		8,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		8,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 315721100	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		8,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		8,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 315721100	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH		2,561,301
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		0
	10	SHARED DISPOSITIVE POWER 2,561,301
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,301
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315721100	Page 6 of 11

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by Intrexon of 1,243,781 shares of Common Stock issued in connection with the First Amendment, dated June 28, 2013, to the Exclusive Channel Collaboration Agreement entered into between the Company and Intrexon on October 5, 2012 (as described below).  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Statement is being filed on behalf of the Reporting Persons.

(a)-(c)                The address of the principal business office of Mr. Kirk is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office of Third Security and NRM VII Holdings is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141.  The address of the principal business office of Intrexon is 20374 Seneca Meadows Parkway, Germantown, Maryland 20876.  The present principal occupation/employment of Mr. Kirk is Chief Executive Officer and Senior Managing Director of Third Security, an investment management firm founded by Mr. Kirk.  Mr. Kirk also serves as the Chairman and Chief Executive Officer of Intrexon.  The principal business of Third Security is venture capital investment management.  The principal business of NRM VII Holdings is investment.  The principal business of Intrexon is employing modular DNA control systems to enhance capabilities, improve safety and lower cost in human therapeutics, protein production, industrial products and agricultural biotechnology.

(d)-(e)                During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Kirk is a citizen of the United States.  Third Security and NRM VII Holdings are limited liability companies organized under the laws of the Commonwealth of Virginia.  Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

CUSIP No. 315721100	Page 7 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 28, 2013, the Company and Intrexon entered into a First Amendment (“First Amendment”) to the parties’ Exclusive Channel Collaboration Agreement (the “Channel Agreement”) dated October 5, 2012. The Channel Agreement provides for a “channel collaboration” arrangement governing a strategic collaboration for the development and commercialization of genetically modified and non-genetically modified autologous fibroblasts and autologous dermal cells in the United States.

The Channel Agreement originally granted the Company an exclusive license to use proprietary technologies and other intellectual property of Intrexon to develop and commercialize certain products in the Field in the United States. The “Field” in the Channel Agreement originally included: (a) the enhanced production and purification of non-genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; (b) the enhanced production and purification of non-genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications; (c) the development of genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; and (d) the development of genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications. Pursuant to the Amendment, the “Field” in the Channel Agreement was amended to add autologous human fibroblasts genetically modified to express a therapeutic protein and/or bioactive RNA for the treatment of autoimmune and non-infectious inflammatory disorders that manifest in cutaneous tissues, fascia and/or muscle. The remainder of the Channel Agreement was unchanged and the terms of the Channel Agreement will apply to the amended “Field.”

In connection with the execution of the First Amendment, on June 28, 2013, the Company entered into a Supplemental Stock Issuance Agreement with Intrexon pursuant to which the Company agreed to issue to Intrexon, which is an affiliate of NRM VII Holdings I, LLC, the Company’s largest shareholder, a number of shares of Common Stock valued at $7.5 million based on a per share value of $6.03 per share, which was the closing price of the Common Stock on the NYSE MKT on the day prior to execution of the Supplemental Stock Issuance Agreement (the “Supplemental Access Fee Shares”), which issuance was deemed paid in partial consideration for the execution and delivery of the Amendment. The Supplemental Access Fee Shares were issued on July 26, 2013, upon the satisfaction of customary closing conditions, including the approval for the listing of the Supplemental Access Fee Shares on the NYSE MKT.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

CUSIP No. 315721100	Page 8 of 11

The Reporting Persons acquired the shares disclosed hereunder for investment purposes and as partial consideration for the execution and delivery of the First Amendment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Purchase Agreement,  the Stock Issuance Agreement, or the Supplemental Stock Issuance Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

At the date of this Statement, the Reporting Persons have no present plans or proposals which would result in:

(a)                The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Company;

(f)                 Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 315721100	Page 9 of 11

(j)                Any action similar to any of those actions enumerated above.
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)                  See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 26,229,909 shares of Common Stock issued and outstanding as of May 10, 2013 as reported on the Company’s Quarterly report on Form 10-Q filed with the SEC on May 15, 2013 for the period ending March 31, 2013 increased by the number of shares issued to Intrexon in partial consideration for the execution of the First Amendment.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk(1)	10,561,301	38.4%	8,000,000	2,561,301	8,000,000	2,561,301
Third Security, LLC(1)	8,000,000	29.1%	8,000,000	--	8,000,000	--
NRM VII Holdings I, LLC(1)	8,000,000	29.1%	8,000,000	--	8,000,000	--
Intrexon Corporation(1)	2,561,301	9.3%	—	2,561,301	—	2,561,301

(1)	Shares held by each of the Reporting Persons reflect a one-for-twenty-five reverse stock split effected by the Company on April 30, 2013.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)       Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ responses to Items 3 and 4 are incorporated herein by reference.

CUSIP No. 315721100	Page 10 of 11

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Supplemental Stock Issuance Agreement between the Company and Intrexon dated June 28, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 28, 2013 and filed July 1, 2013, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of July 30, 2013, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2013

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Supplemental Stock Issuance Agreement between the Company and Intrexon dated June 28, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 28, 2013 and filed July 1, 2013, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of July 30, 2013, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon